November 21, 2011

VIA EDGAR

Mr. Kevin W. Vaughn

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mail Stop 3561

Re:	Fifth Third Bancorp
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 28, 2011
Form 8-K filed July 21, 2011
File No. 001-33653

Dear Mr. Vaughn:

We are writing in response to your letter dated November 7, 2011 related to the Form 10-K for the Fiscal Year Ended December 31, 2010 (the “2010 Form 10-K”) and Form 8-K Filed July 21, 2011 of Fifth Third Bancorp (“Fifth Third,” the “Registrant” or the “Bancorp”). In accordance with your request, we have responded to each of the comments included in your letter. Our responses to each of the items noted in your letter are detailed below.

Additionally, the Registrant acknowledges that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Home Equity Portfolio, page 52

1.	Refer to your response to prior comment three, and please address the following:

a.	You state that you will disclose that you are unable to track the performance of first lien loans that you do not service. Please revise your disclosure in future filings to address how you consider this lack of information related to first liens that you do not service in your allowance for loan losses.

b.	Please revise your disclosure in future filings to include all of the key terms of your revolving lines of credit, including the 20 year draw period and balloon payment at maturity.

c.	You state the average refreshed FICO scores on your home equity loans in your proposed disclosure, and you have previously disclosed that you actively manage lines of credit and make reductions in lending limits when you believe it is necessary based on FICO score deterioration and property devaluation. Please revise your disclosure in future filings to state whether, and if so, how you incorporate refreshed FICO scores into the allowance for loan losses for your home equity loans.

d.	You state in your proposed disclosure that you monitor the local housing markets by reviewing various home price indices and incorporate the impact of the changing market conditions in your on-going monitoring processes. Please revise your disclosure in future filings to state whether and if so, how you incorporate home price indices into the allowance for loan losses on your home equity loans.

While the Bancorp does not explicitly consider this lack of information related to first liens that it does not service, the Bancorp acknowledges the staff’s comments and confirms in future filings, beginning with the 2011 Form 10-K, the following expanded disclosures will be added to the Home Equity Portfolio section of Credit Risk Management in MD&A to provide incremental information regarding the considerations made in determining the allowance for loan losses attributable to the home equity portfolio (additional language included in italics):

“The Bancorp’s home equity portfolio is primarily comprised of home equity lines of credit. The home equity line of credit offered by the Bancorp is a revolving facility with a 20-year term, minimum payments of interest only and a balloon payment of principal at maturity.”

“The ALLL provides coverage for probable and estimable losses in the home equity portfolio. The allowance attributable to the portion of the home equity portfolio that has not been restructured is determined on a single homogenous pool basis reflecting the Bancorp’s belief that the credit risk characteristics of this portfolio are of sufficient similarity such that additional portfolio segmentation is not necessary for determining the probable credit losses in the home equity portfolio. The modeled loss factor for the home equity portfolio is based on the trailing twelve month historical loss rate, as adjusted for certain prescriptive loss rate factors and certain qualitative adjustment factors to reflect risks associated with current conditions and trends. The prescriptive loss rate factors include adjustments for delinquency trends, LTV trends, refreshed FICO score trends and product mix. The qualitative factors include adjustments for credit administration and portfolio management, credit policy and underwriting and the national and local economy. The Bancorp considers home price index trends when determining the national and local economy qualitative factor.”

2.	Refer to your response to prior comment four. We note your statement that you do not believe a direct comparison of the performance of the residential mortgage portfolio to the home equity portfolio provides beneficial information to investors. However, we believe that you have provided useful information in your response to explain the nonperforming loan and charge-off trends in your residential mortgage and home equity portfolios. Specifically, please revise your disclosure in future filings to clearly state that residential mortgage loans typically have partial charge-offs based upon appraised values of the underlying collateral, and for the residential mortgage portfolio, the foreclosure process can last longer than 180 days.

The Bancorp acknowledges the staff’s comment and confirms that in future filings, beginning with the 2011 Form 10-K, the following expanded disclosures will be added to the Analysis of Nonperforming Assets and the Analysis of Net Loan Charge-offs sections of MD&A (additional language added in italics):

“Nonperforming assets include nonaccrual loans and leases for which ultimate collectability of the full amount of the principal and/or interest is uncertain; restructured commercial and credit card loans which have not yet met the requirements to be classified as a performing asset; restructured consumer loans which are 90 days past due based on the restructured terms unless the loan is both well-secured and in the process of collection; and certain other assets, including OREO and other repossessed property. A summary of nonperforming assets is included in Table 40. Residential mortgage loans are typically placed on nonperforming status when principal and interest payments have become past due 150 days unless such loans are both well secured and in the process of collection. Residential mortgage loans may stay on nonperforming status for an extended time as the foreclosure process typically lasts longer than 180 days.”

“The ratio of consumer loan and lease net charge-offs to average consumer loans and leases decreased to 189 bp and 216 bp during the three and nine months ended September 30, 2011, respectively, compared to 400 bp and 317 bp during the three and nine months ended September 30, 2010, respectively, primarily as the result of decreases in net charge offs of $203 million and $288 million, respectively, compared to the three and nine months ended September 30, 2010. Residential mortgage loan net charge-offs, which typically involve partial charge-offs based upon appraised values of underlying collateral, decreased $168 million and $241 million, respectively, from three and nine months ended September 30, 2010 as a result of $123 million in net charge-offs that were recorded on residential mortgage portfolio loans sold during the third quarter of 2010…”

Summary of Nonperforming Assets and Delinquent Loans, page 55

3.	Refer to your response to prior comment seven where you provide proposed disclosure of your recognized losses due to claim denials and curtailments associated with advances made pursuant to servicing agreements to GNMA mortgage loan pools whose repayments are insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs. Please tell us and revise your disclosure in future filings to address how you consider these claim denials and curtailments in developing your allowance for loan losses as well as in determining whether to place these loans on nonaccrual status.

The Bancorp acknowledges the staff’s comment and notes that claim denials and curtailments associated with advances made pursuant to servicing agreements to GNMA mortgage loan pools whose repayments are insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs were de minimis for the three and nine months ended September 30, 2011 and $1 million and $2 million for the three and nine months ended September 30, 2010. The Bancorp considers the impact of these potential losses from claim denials or curtailments in the development of its allowance for loan and lease losses, however the current reserve associated with claim denials and curtailments is deemed immaterial. The Bancorp confirms it will continue to monitor the amount of claim denials and curtailments and in the event this amount becomes material, will disclose how these claim denials and curtailments are considered in developing the allowance for loan and lease losses. Additionally, as disclosed in the Analysis of Nonperforming Loans section of Credit Risk Management in MD&A for the Form 10-Q for the Quarterly Period Ended September 30, 2011, the Bancorp does not classify these loans as nonaccrual. The Bancorp has concluded that the classification as accruing is appropriate as the Bancorp believes the loans are both well secured and in the process of collection.

Notes to Consolidated Financial Statements

7. Credit Quality and the Allowance for Loan and Lease Losses

Credit Risk Profile, page 82

4.

Refer to your response to prior comment 11. We note your statement that you do not aggregate portfolio LTV statistics for commercial credits and do not believe that such information, to the extent it could be accumulated and presented, would be additive to the disclosures already provided. However, we believe that disclosure of leading indicators that you track in order to assess the credit quality of your commercial credits secured by real estate in addition to the credit grades already included in your disclosure is useful information. Please tell us whether you utilize current LTV ratios at the individual loan level and if you are able to aggregate such information related to a subset of this loan class (e.g., larger balance loans that fall into each of the following buckets: 100% +, 80% – 100%, and below 80%) without unreasonable effort and expense. If you do not have this information for your entire commercial mortgage loan class, but you have some subset of this information, please disclose that LTV information and disclose that for the remaining loans in that category the current LTV is not available.

The Bancorp acknowledges the staff’s comment and confirms that in future filings, beginning with the 2011 Form 10-K, the following expanded disclosures will be added to the Commercial Portfolio section of Credit Risk Management in MD&A:

“The Bancorp requires a valuation of commercial real estate collateral, which may include third-party appraisals, be performed at the time of origination and renewal in accordance with regulatory requirements and on an as needed basis when market conditions justify. The Bancorp assesses all real estate and non-real estate collateral securing a loan and considers all cross collateralized loans in the calculation of the LTV ratio. The following table provides detail on the most recent LTV ratios for commercial mortgage loans greater than $1 million, excluding impaired commercial mortgage loans individually evaluated. The Bancorp does not typically aggregate the LTV ratios for commercial mortgage loans less than $1 million.”

Table XX: Commercial Mortgage Loans Outstanding by LTV, Loans Greater than $1 million

As of December 31, 2011 ($ in millions)	LTV ≤ 80%		LTV 80%-100%	LTV > 100%
Commercial mortgage owner-occupied loans	$	XXX	XXX	XXX
Commercial mortgage nonowner-occupied loans		XXX	XXX	XXX

Total	$	XXX	XXX	XXX

5.	Refer to your response to prior comment 11. We note your proposed disclosure that you apply incremental valuation haircuts to older appraisals that relate to collateral dependent loans, which can currently be up to 30% of the appraised value, and trends in collateral values are monitored in order to determine whether adjustments to the appraisal haircuts are warranted. Please revise your proposed disclosure to address how you are deriving the valuation haircuts and how trends in collateral values are monitored in order to determine any adjustments to the appraisal haircuts. For example, do you monitor collateral values by region and apply haircuts based on recent foreclosed asset dispositions in those regions?

The Bancorp acknowledges the staff’s comment and confirms that in future filings, beginning with the 2011 Form 10-K, the following expanded disclosures will be added to the Commercial Portfolio section of Credit Risk Management in MD&A (additional language included in italics):

“In addition, the Bancorp applies incremental valuation haircuts to older appraisals that relate to collateral dependent loans, which can currently be up to 30% of the appraised value. These incremental valuation haircuts generally reflect the age of the most recent appraisal as well as collateral type. Trends in collateral values, such as home price indices and recent asset dispositions, are monitored in order to determine whether adjustments to the appraisal haircuts are warranted. Other factors such as local market conditions or location may also be considered as necessary.”

6.	Refer to your response to prior comment 11. We note your proposed disclosure that your ALLL methodology includes quarterly quantitative adjustments to historical loss factors for real estate backed loans to reflect changes in real estate prices among other factors, and that you also consider the volatility of collateral valuation trends when determining the unallocated component of the ALLL. Please revise your disclosure in future filings to address how you reflect changes in real estate prices and collateral valuation trend volatility in your ALLL. For example, do you incorporate home price indices into your severity assumptions by region within your allowance calculation?

The Bancorp acknowledges the staff’s comment and confirms in future filings, beginning with the 2011 Form 10-K, the following expanded disclosures will be added to the Allowance for Credit Losses section of Credit Risk Management in MD&A (additional language included in italics):

“The allowance for credit losses is comprised of the ALLL and the reserve for unfunded commitments. The ALLL provides coverage for probable and estimable losses in the loan and lease portfolio. The Bancorp evaluates the ALLL each quarter to determine its adequacy to cover inherent losses. Several factors are taken into consideration in the determination of the overall ALLL, including an unallocated component. These factors include, but are not limited to, the overall risk profile of the loan and lease portfolios, net charge-off experience, the extent of impaired loans and leases, the level of nonaccrual loans and leases, the level of 90 days past due loans and leases and the overall percentage level of the ALLL. The Bancorp also considers overall asset quality trends, credit administration and portfolio management practices, risk identification practices, credit policy and underwriting practices, overall portfolio growth, portfolio concentrations and current national and local economic conditions that might impact the portfolio.

The ALLL attributable to the portion of the residential and consumer loan and lease portfolio that has not been restructured is determined on a pooled basis with the segmentation being based on the similarity of credit risk characteristics. Loss factors for real estate backed consumer loans are developed for each pool based on the trailing twelve month historical loss rate, as adjusted for certain prescriptive loss rate factors and certain qualitative adjustment factors. The prescriptive loss rate factors and qualitative adjustments are designed to reflect risks associated with current conditions and trends which are not believed to be fully reflected in the trailing twelve month historical loss rate. For real estate backed consumer loans, the prescriptive loss rate factors include adjustments for delinquency trends, LTV trends, refreshed FICO score trends and product mix, and the qualitative factors include adjustments for credit administration and portfolio management practices, credit policy and underwriting practices and the national and local economy. The Bancorp considers home price index trends in its footprint when determining the national and local economy qualitative factor.

More information on the ALLL can be found in Management’s Discussion and Analysis – Critical Accounting Policies in the Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2010.”

Additionally, the following language was included in the Allowance for Credit Losses section of Credit Risk Management in MD&A in the Form 10-Q for the Quarterly Period Ended September 30, 2011(additional language included in italics)”

“An unallocated component to the ALLL is maintained to recognize the imprecision in estimating and measuring loss. The unallocated allowance as a percent of total portfolio loans and leases at September 30, 2011 and December 31, 2010 was 0.19% compared to 0.21% as of September 30, 2010. The unallocated allowance increased from five percent at December 31, 2010 and September 30, 2010 to six percent of the total allowance for September 30, 2011. The increase in the unallocated allowance as a percentage of the total allowance was driven by additional sustained market volatility in the U.S. markets that has provided indications that loss events may be occurring at a rate greater than the rate captured within the Bancorp’s model.”

28. Fair Value Measurements

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis, page 120

7.	Refer to your response to prior comment 16. We note your statement that total losses disclosed in the table represent the initial charge-offs upon transfer to OREO and the related losses from fair value adjustments incurred during the year on all OREO properties, regardless of whether the OREO is still held at period end. Please revise your disclosure in future filings to separately state the losses that represent initial charge-offs upon transfer to OREO and the losses from fair value adjustments on all OREO properties subsequent to the initial charge-off. Additionally, please clarify whether the latter is recorded as REO expense rather than charge-offs.

The Bancorp acknowledges the staff’s comment and confirms that in future filings, beginning with the 2011 Form 10-K, the following expanded disclosures will be added to the Fair Value Measurements footnote (additional language added in italics):

“Nonrecurring losses included in the above table are primarily due to declines in real estate values of the OREO properties. These losses include $XXX in losses, recorded as charge-offs, on new OREO properties transferred from loans during the period and $XXX in losses, recorded in other noninterest income, attributable to fair value adjustments on OREO properties subsequent to their transfer from loans.”

The Bancorp confirms that losses from fair value adjustments on OREO properties subsequent to the initial charge-off are recorded as Gains/Losses on REO and are included in noninterest income rather than charge-offs. The classification of losses from fair value adjustments on OREO properties was disclosed in the Summary of Significant Accounting Policies footnote (Note 1) of the 2010 Form 10-K.

8.	In light of the severity of the OREO write-downs, please revise your MD&A in future filings to more clearly discuss the trends in the particular real estate markets that led to such write-downs. Identify any concentrations of real estate markets in which these write-downs occurred and your expectations for how these trends will affect future periods.

The Bancorp acknowledges the staff’s comment and confirms that in future filings, beginning with the 2011 Form 10-K, the following expanded disclosures will be added to the Analysis of Nonperforming Assets section of Credit Risk Management in MD&A (additional language included in italics):

“OREO and other repossessed property was $XXX million at December 31, 2011, compared to $494 million at December 31, 2010. The decrease from December 31, 2010 was due to the sale of large OREO properties and improvements in general economic conditions during 2011. The Bancorp recognized $XXX and $XXX in losses on the sale or write-down of OREO properties in 2011 and 2010, respectively. These losses are primarily reflective of the continued stress in the Michigan and Florida markets for commercial real estate and residential mortgage loans as Michigan and Florida represented XX% and XX%, respectively, of total OREO losses in 2011 compared with XX% and XX%, respectively, in 2010. Properties in Michigan and Florida accounted for XX% of foreclosed real estate at December 31, 2011, compared to 49% at December 31, 2010.”

Form 8-K Filed July 21, 2011

Exhibit 99.1

9.	Refer to your response to prior comment 19. It does not appear that you clearly labeled PPNR and adjusted derivations of that measure as non-GAAP in Exhibit 99.1 to Form 8- K filed on September 13, 2011. Please confirm that you will revise your disclosure in all future filings to clearly label PPNR as well as the adjusted derivations of this measure as non-GAAP measures pursuant to Regulation G and Item 10(e) of Regulation S-K.

The Bancorp acknowledges the staff’s comment and confirms that in all future filings it will clearly label PPNR as well as the adjusted derivations of this measure as non-GAAP measures pursuant to Regulation G and Item 10(e) of Regulation S-K.

10.	Refer to your response to prior comment 20. It does not appear that you have clearly labeled your Basel III Tier I common equity ratio as non-GAAP in your most recent earnings release filed in Form 8-K on October 20, 2011. Please revise your disclosure in future filings, including but not limited to Exhibit 99.2 of your future earnings releases, to clearly label this measure as non-GAAP where it is disclosed.

The Bancorp acknowledges the staff’s comment and confirms that in all future filings, including but not limited to Exhibit 99.2 of future earnings releases, it will clearly label the Basel III Tier 1 common equity ratio as a non-GAAP measure pursuant to Regulation G and Item 10(e) of Regulation S-K.

If you should have any additional questions or require any further information, please do not hesitate to call me at (513) 534-0674 or Mark Hazel, Senior Vice President and Controller, at (513) 534-6702.

Sincerely,

/s/ DANIEL T. POSTON
Daniel T. Poston Executive Vice President and Chief Financial Officer

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Deloitte & Touche LLP